Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
As confidentially submitted to the U.S. Securities and Exchange Commission on January 21, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMENTUM HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	541330	99-0622272
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4800 Westfields Blvd., Suite #400
Chantilly, Virginia 20151
(703) 579-0410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stuart I. Young
Chief Legal Officer
Amentum Holdings, Inc.
4800 Westfields Blvd., Suite #400
Chantilly, Virginia 20151
(703) 579-0410

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Ryan J. Patrone
Michael E. Mariani
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated           , 2025
PROSPECTUS
Amentum Holdings, Inc.
Up to            Shares
Common Stock

This prospectus relates to the offer and sale of up to            shares of our common stock, par value $0.01 per share (the “common stock”). All of these shares of our common stock are currently held by Jacobs Engineering Group, Inc. (“JEG”), a wholly-owned subsidiary of Jacobs Solutions Inc. (“Jacobs”). We are registering such shares under the terms of the Registration Rights Agreement by and between us and Jacobs, dated September 27, 2024 (the “Registration Rights Agreement”). We will not receive any of the proceeds from the sale of shares of our common stock under this prospectus.
Jacobs or one or more of its subsidiaries will exchange shares of our common stock for certain indebtedness of JEG or certain of its subsidiaries held by a debt-for-equity exchange party (as defined herein), which debt-for-equity exchange party may offer for sale shares of our common stock acquired pursuant to such debt-for-equity exchange pursuant to this prospectus and the applicable prospectus supplement. Any offers and sales pursuant to this prospectus will involve such a debt-for-equity exchange, and any reference herein to the selling shareholder refers to the applicable debt-for-equity exchange party or parties. We will amend or supplement this prospectus to name such debt-for-equity exchange party or parties as a selling shareholder prior to any such offers and sales. Jacobs may also be deemed a selling shareholder in any such offering solely for U.S. federal securities laws purposes. See “Selling Shareholder” and “Plan of Distribution (Conflicts of Interests).”
If the shares of our common stock are sold by the selling shareholder through underwriters or broker-dealers, the selling shareholder (and not us) will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.
At the time the selling shareholder offers shares registered by this prospectus, we will amend or supplement this prospectus to include specific information about the terms of the offering to potentially add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.
The selling shareholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling shareholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling shareholder also may sell shares directly to investors. If the selling shareholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in an amendment or supplement to this prospectus.
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AMTM”. On              , 2025, the closing price of our common stock as reported on the NYSE was $                per share.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 5 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended September 27, 2024, which is incorporated by reference into this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2025.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
i

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.
At the time the selling shareholder offers shares of our common stock registered by this prospectus, if required, we will amend or supplement this prospectus to include specific information about the terms of the offering and to potentially add to or update the information in this prospectus or incorporated by reference in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement or any free writing prospectus prepared by or on behalf of us that we have referred to you, you should rely on the information in that prospectus supplement or free writing prospectus, as the case may be. You should read this prospectus, the information incorporated by reference into this prospectus, any applicable prospectus supplement and any applicable free writing prospectus prepared by or on behalf of us that we have referred to you, as well as the registration statement and any post-effective amendments to the registration statement of which this prospectus forms a part, before you make any investment decision.
The rules of the SEC allow us to incorporate information by reference into this prospectus. This information incorporated by reference is considered to be part of this prospectus. See “Incorporation by Reference.” You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
We are responsible for the information incorporated by reference or contained in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling shareholder has authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you and we take no responsibility for any other information that others may give you. The selling shareholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus is accurate only as of the date of this prospectus or the date of such document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.
Except as otherwise indicated or unless the context otherwise requires, in this prospectus, “Amentum,” “the Company,” “we,” “us” and “our” refer to Amentum Holdings, Inc., a Delaware corporation, and its subsidiaries.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
TRADEMARKS, TRADENAMES AND SERVICE MARKS
We own or have rights to various trademarks, trade names and service marks that we use in connection with the operation of our business. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus or the documents incorporated by reference into this prospectus may appear without the “®”, “™” or “℠” symbols, but such references or the absence of such references do not constitute a waiver of any rights that might be associated with the respective trademarks, trade names and service marks included or referred to in this prospectus or the documents incorporated by reference into this prospectus. This prospectus or the documents incorporated by reference into this prospectus may also contain additional trademarks, trade names and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.
INDUSTRY AND MARKET DATA
Unless indicated otherwise, the information concerning the industries in which we participate contained in this prospectus is based on our general knowledge of and expectations concerning the industry. Our market position, market share and the industry market size are based on estimates using internal data and estimates, data from various industry analyses, internal research and adjustments and assumptions that are believed to be reasonable. Data regarding industry, size and our market position and market share within such industry provide general guidance but are inherently imprecise. While we believe such information is reliable, we have not independently verified any third-party information, and our internal company research and estimates have not been verified by any independent source. Further, these estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus and in “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended September 27, 2024 (the “2024 Form 10-K”), filed with the SEC on December 17, 2024 and incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS
Certain information included or incorporated by reference in this prospectus, any accompanying prospectus supplement, and other written or oral statements that we make from time to time may not address historical facts and, therefore, could be interpreted to be “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical fact are forward-looking statements, including: any projections of financial performance; any statements of plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to products or services; any statements regarding future economic conditions or performance; any statements of assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that Amentum intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “expect,” “should,” “intend,” “plan,” “will,” “estimates,” “projects,” “strategy” and similar expressions. These statements are based on assumptions and assessments made by Amentum’s management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties that include but are not limited to the factors set forth under the sections entitled “Risk Factors” in this prospectus and any accompanying prospectus supplement and “Item 1A. Risk Factors” of our 2024 Form 10-K.
Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. The forward-looking statements included herein speak only as of the date they were made. Amentum disclaims any duty to update such forward-looking statements, all of which are expressly qualified by the foregoing.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
PROSPECTUS SUMMARY
This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should carefully read the entire prospectus and the documents incorporated by reference herein, including the sections entitled “Risk Factors” and “Information Relating to Forward-Looking Statements” in this prospectus, any free writing prospectus prepared by or on behalf of us that we have referred to you, the sections entitled “Item 1A. Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2024 Form 10-K incorporated by reference herein and the financial statements incorporated by reference herein.
Company Overview
Amentum is a global advanced engineering and technology solutions provider to a broad base of U.S. and allied government agencies and significant commercial enterprises.
Our history as a trusted partner to the U.S. federal government and our advanced engineering and technology expertise enable us to lead and support our customers’ most complex programs. Our broad capabilities support technology-driven, full mission lifecycle solutions that align with modernization priorities for a wide array of customers across energy and environmental, intelligence, space, defense, civilian and commercial end-markets. We believe our scale and breadth of capabilities position us well in the marketplace as our customers’ requirements increasingly necessitate a full lifecycle partner equipped with next-generation engineering solutions to solve their most complex challenges.
Our workforce of more than 53,000 continues to be rooted in a strong purpose-driven culture. Our mission-oriented and highly skilled personnel enable us to serve a diverse range of requirements for our customers. In the U.S., these customers include the Department of Energy (“DOE”), the Intelligence Community (consisting of the National Intelligence Program and the Military Intelligence Program), the Department of Defense (“DOD”), the National Aeronautics and Space Administration (“NASA”), and the Department of Homeland Security (“DHS”) as well as other government and certain commercial customers. We are also well-positioned internationally with employees across approximately 80 countries, supporting international customers and contracts in regions with growing mission demand, such as Europe and the Indo-Pacific, and with key allied government agencies, including the U.K. Ministry of Defence, the U.K. Nuclear Decommissioning Authority and the Australian Department of Defence. We support these customers by providing solutions to pressing challenges, from energy transition and environmental solutions to cybersecurity and digital modernization.
Our solutions—backed by a robust network of engineers, cleared employees and technical subject matter experts—continue to be critical to our customers’ priorities. These priorities include addressing global environmental challenges and supporting energy transition, creating digital decision advantages, advancing research and development initiatives, and enhancing space superiority. Examples of our solutions addressing these priorities include development of new advanced energy technologies for the DOE and international customers, threat recognition and analytics for the Intelligence Community, engineering advanced systems for the DOD, research and development solutions for the DHS, and science, engineering, and technology development for NASA. Across our customer set, our solutions span all aspects of the government acquisition lifecycle, including development, engineering, integration, and operations.
As a result of the completion of the spin-off of the Jacobs Critical Mission Solutions business and portions of the Jacobs Divergent Solutions business and merger with the legacy Amentum business in a Reverse Morris Trust transaction (the “RMT Transaction”), we have a compelling industry platform of scale with excellent revenue visibility supported by $45.0 billion of backlog as of September 27, 2024 and attractive growth opportunities. Our scale is an asset that positions us as a turn-key solutions provider capable of pursuing our customers’ largest and most complex contracts. The ability to pursue these contracts, while maintaining a large base of revenue in backlog, supports our agile business development engine. We believe our scale, efficiency and diversity enables Amentum to generate substantial free cash flow while driving growth.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
The RMT Transaction
On September 27, 2024, Amentum became a public company through the consummation of the spin-off of the Jacobs Critical Mission Solutions business and portions of the Jacobs Divergent Solutions business (together referred to as the “CMS Business”) and merger with the legacy Amentum business in the RMT Transaction. Prior to the spin-off, the CMS Business reorganized under a newly formed company named Amazon Holdco Inc. (“SpinCo”) and distributed a $911 million cash dividend payment to Jacobs, who then distributed, prior to the merger, approximately 80.95% of the outstanding shares of SpinCo common stock to Jacobs’ shareholders on a pro rata basis. In connection with the completion of the RMT Transaction, SpinCo was renamed Amentum Holdings, Inc. On September 30, 2024, Amentum began trading on the New York Stock Exchange under the ticker symbol “AMTM.”
Corporate Information
Amentum Holdings, Inc. was formed on November 17, 2023 for the purpose of holding the CMS Business in connection with the RMT Transaction. Our corporate headquarters is located at 4800 Westfields Blvd., Suite #400, Chantilly, Virginia 20151 and our telephone number is (703) 579-0410. Our website address is www.amentum.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
THE OFFERING

Common Stock Offered by the Selling Shareholder	Up to shares of our common stock.

Use of Proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling shareholder. We will not receive any proceeds from such sale. See “Use of Proceeds.”

Selling Shareholder
In connection with sales of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, Jacobs or one or more of its subsidiaries will exchange up to        shares of our common stock for certain indebtedness of JEG or certain of its subsidiaries held by one or more of the underwriters or broker-dealers (or affiliates thereof), which we refer to, in such role, as a “debt-for-equity exchange party.” Any offers and sales pursuant to this prospectus will involve such a debt-for-equity exchange party, and any reference to the “selling shareholder” refers to the applicable debt-for-equity exchange party or parties. We will amend or supplement this prospectus to name such debt-for-equity exchange party or parties as a selling shareholder prior to any such offers and sales. Jacobs may also be deemed a selling shareholder in such an offering solely for U.S. federal securities laws purposes.
See “Selling Shareholder.”

Plan of Distribution (Conflicts of Interest)
The selling shareholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling shareholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling shareholder also may sell shares directly to investors. If the selling shareholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in an amendment or supplement to this prospectus.
See “Plan of Distribution (Conflicts of Interest).”

Conflicts of Interest
One or more debt-for-equity exchange parties (or one or more of their respective affiliates) would be the selling shareholder and either such debt-for-equity exchange parties or one or more of their respective affiliates would also act as an underwriter in such offering. Because the selling shareholder in any such offering would be an underwriter or an affiliate of an underwriter, if such selling shareholder receives 5% or more of the net proceeds of such offering, such selling shareholder (in its capacity as an underwriter) or such affiliate of such selling shareholder acting as an underwriter would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, any such offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with any such offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, any such underwriter with a conflict of interest would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Plan of Distribution (Conflicts of Interest).”

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

Risk Factors
For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page 5 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our 2024 Form 10-K, which is incorporated by reference into this prospectus.

Listing	Our common stock is listed on the NYSE under the symbol “AMTM.”
Unless we indicate otherwise, all information in this prospectus is based on           shares of our common stock outstanding, which includes shares of our common stock in escrow pending release in connection with post-closing adjustments to the merger consideration, as of              , 20     , and excludes (i)              shares of common stock reserved for issuance under our 2024 Stock Incentive Plan and (ii)                 shares of common stock available for purchase under our Employee Stock Purchase Plan.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
RISK FACTORS
You should carefully consider the following risks and the risks described in “Item 1A. Risk Factors” in our 2024 Form 10-K filed with the SEC and incorporated by reference into this prospectus, and other information in this prospectus, including the financial statements incorporated by reference herein, any applicable prospectus supplement and any applicable free writing prospectus prepared by or on behalf of us that we have referred to you, in evaluating Amentum and our common stock. The following risk factors present material risks and uncertainties associated with this offering. The risks described below and in our 2024 Form 10-K are material risks, although not the only risks, that we face. The occurrence of one or more of the events or circumstances described in these risk factors and in “Item 1A. Risk Factors” in our 2024 Form 10-K, alone or in combination with other events or circumstances, may have an adverse effect on our business, financial condition or results of operations. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, financial condition or results of operations.
Risks Related to the Offering
The trading market for our common stock has existed for only a short period following the RMT Transaction. The price and trading volume of our common stock has been and may continue to be volatile, and the value of an investment in our common stock could decline.
Prior to the RMT Transaction, there was no public market for our common stock. An active trading market for our common stock commenced only recently following the completion of the RMT Transaction and may not be sustainable. If you invest in our common stock, you may not be able to resell your shares of common stock at or above the price at which your shares were acquired. We cannot predict the prices at which our common stock may trade. The market price and trading volume of our common stock has and may continue to fluctuate widely, depending on many factors, some of which may be beyond our control, including:
•actual or anticipated fluctuations in our operating results due to factors related to our business;
•success or failure of our business strategies;
•our quarterly or annual earnings, or those of other companies in our industry;
•our ability to obtain financing as needed;
•announcements by us or our competitors of significant acquisitions or dispositions;
•changes in accounting standards, policies, guidance, interpretations or principles;
•the failure of securities analysts to cover our common stock after the RMT Transaction;
•changes in earnings estimates by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of other comparable companies;
•investor perception of our company and our industry;
•overall market fluctuations;
•results from any material litigation or government investigation;
•changes in laws and regulations (including tax laws and regulations) affecting our business;
•changes in capital gains taxes and taxes on dividends affecting shareholders; and
•general economic conditions and other external factors.
Furthermore, our business profile and market capitalization may not fit the investment objectives of some Jacobs’ shareholders and, as a result, these Jacobs’ shareholders may sell their shares of our common stock. Low

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.
A significant number of shares of our common stock may be sold or otherwise disposed of, including the shares of our common stock that Jacobs initially owns (whether pursuant to this registration statement or otherwise), which may cause our stock price to decline.
Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our common stock to decline. As of             , we have an aggregate of       shares of common stock issued and outstanding. Shares distributed to Jacobs’ shareholders in the RMT Transaction generally are freely tradeable without restriction or further registration under the Securities Act, except for shares owned by our “affiliates,” as that term is defined in Rule 405 under the Securities Act, which shares may be freely sold in the public market as unrestricted shares if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act. Sponsor Stockholder (as defined below) also holds a substantial portion of the issued and outstanding shares of our common stock.
We cannot predict whether large amounts of our common stock will be sold in the open market. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.
In addition, Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of our common stock after the RMT Transaction and any post-closing adjustments to the merger consideration, if any. Jacobs has informed us that any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of our common stock after the RMT Transaction will be distributed, on a pro rata basis, to Jacobs’ shareholders. As the amount of merger consideration was not finally determined by the effective time of the merger, 10,948,598 shares of our common stock, representing approximately 4.5% of the issued and outstanding shares of our common stock, have been placed in escrow pending the determination of whether Amentum Equityholder (as defined below) is entitled to such consideration (the “escrow holding”), such additional merger consideration (if any) to be delivered through the escrow holding. Jacobs has disclosed that it intends to dispose of all the shares of our common stock that it retains after the RMT Transaction, which dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders.
We have agreed that, upon the request of Jacobs or Sponsor Stockholder and pursuant to the terms of the Registration Rights Agreement or the Stockholders Agreement by and between Amentum and Amentum Joint Venture LP (“Amentum Equityholder”), dated September 27, 2024 (the “Stockholders Agreement”), respectively, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock held by Jacobs or Sponsor Stockholder, as applicable. See “Certain Relationships and Related Person Transactions — Jacobs Agreements —Registration Rights Agreement” and “Certain Relationships and Related Person Transactions — Related Person Transactions —Stockholders Agreement” incorporated by reference herein from our proxy statement filed on January 21, 2025. We are filing the registration statement on Form S-1 of which this prospectus forms a part pursuant to a request from Jacobs to register under the Securities Act all                of the shares of our common stock beneficially owned by Jacobs as of the date of this prospectus. Any dispositions of substantial amounts of shares of our common stock in the public market, including any disposition of the shares beneficially owned by Jacobs or Sponsor Stockholder (whether pursuant to this registration statement or otherwise), or the perception that such dispositions might occur, may cause the market price of our common stock to decline.
Your percentage of ownership in Amentum may be diluted in the future.
Your percentage ownership may be diluted in the future by the equity awards that we expect to grant to our directors, officers and other employees. We have approved an incentive plan that provides for the grant of common stock-based equity awards to our directors, officers and other employees. We have also approved a stock purchase

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
plan that generally provides for purchases by certain eligible employees of shares of our common stock upon completion of an offering through contributions of a whole percentage of their eligible compensation. On each of October 4, 2024 and November 8, 2024, we filed a registration statement on Form S-8 registering under the Securities Act (i) an aggregate of approximately 18,000,000 shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock and (ii) an aggregate of approximately 2,600,000 shares of common stock underlying our employee stock purchase plan, and the resale of those shares of common stock. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.
None of the proceeds from the sale of shares of our common stock by the selling shareholder will be available to us to fund our operations.
We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder. The selling shareholder will receive all proceeds from the sale of such shares. Consequently, none of the proceeds from such sale by the selling shareholder will be available to us to fund our operations, capital expenditures, compensation plans or acquisition opportunities. See “Use of Proceeds.”
There can be no assurance that we will pay dividends on our common stock.
We do not expect to declare or pay any cash dividends on our common stock. Any future determination as to the timing, declaration, amount and payment of any dividends will be within the discretion of our Board of Directors, and will depend upon, among other things, our financial condition, earnings, capital requirements of our operating subsidiaries, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board of Directors, including legal and contractual restrictions. Moreover, if we determine to pay any dividends in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are subject to as a standalone, publicly traded company. Fulfilling our obligations incident to being a public company and implementing the requirements of and related rules under the Sarbanes-Oxley Act of 2002, is expensive and time-consuming, and any delays or difficulty in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.
Starting in fiscal year 2025, as a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the NYSE rules, will require us to implement various corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will require us to devote significant management time and place significant additional demands on our finance, accounting, and legal staff and on our management systems, including our financial, accounting and information systems. Other expenses associated with being a public company include increased auditing, accounting, and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses.
In particular, starting in fiscal year 2025, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. It also will require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls. In addition, we are required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Because of inherent limitations in any internal control environment, there can be no assurance that all control issues and instances of fraud, errors or misstatements, if any, within the Company has been or will be detected on a timely basis. Such deficiencies could result in the correction or restatement of financial statements of one or more periods.
Any failure to maintain effective controls or implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. We also

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rely on third parties for certain calculations and other information that support our accounting and financial reporting, which includes reports from such organizations on their controls and systems that are used to generate this data and information. Any failure by such third parties to provide us with accurate or timely information or to implement and maintain effective controls may cause us to fail to meet our reporting obligations as a publicly traded company. In addition, as we operate our financial management systems, we could experience deficiencies in their operation that could have an adverse effect on the effectiveness of our internal control over financial reporting.
In the future, when required, if we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Starting in fiscal year 2025, failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, the NYSE, or other regulatory authorities.
We have a significant amount of indebtedness, which could adversely affect our financial condition or decrease our business flexibility.
On August 13, 2024, we completed an offering of $1.0 billion in aggregate principal amount of 7.250% senior notes due August 1, 2032. Additionally, on September 27, 2024, we entered into a new first lien credit agreement, including a new senior secured credit facility which provided for a $3,750.0 million term loan facility and a $850.0 million revolving credit facility. Our level of indebtedness could have important consequences, including, but not limited to:
•reducing our flexibility to respond to changing business and economic conditions, and increasing our vulnerability to general adverse economic and industry conditions;
•requiring us to dedicate a substantial portion of our cash flows from operations to make debt service payments, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividends, share repurchases, acquisitions and investments and other general corporate purposes;
•limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate;
•limiting our ability to obtain additional financing to fund our working capital, capital expenditures, dividends, acquisitions and debt service requirements and other financing needs;
•increasing our vulnerability to increases in interest rates in general because a substantial portion of our indebtedness bears interest at floating rates; and
•placing us at a competitive disadvantage to our competitors that have less debt.
Each financial institution that is part of the syndicate for the revolving facility is responsible on a several, and not joint, basis for providing a portion of the loans to be made under the revolving facility. If any financial institution or group of financial institutions with a significant portion of the commitments in the revolving facility fails to satisfy its or their respective obligations to extend credit under the revolving facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity and results of operations may be adversely affected.
Our ability to service our indebtedness will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. If we do not have sufficient cash flow to service our indebtedness, we may need to refinance all or part of our indebtedness, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional indebtedness in the future. Although the terms of our indebtedness allow us to incur additional indebtedness, this would be subject to certain limitations which may preclude us from incurring the amount of indebtedness we otherwise desire.

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Delaware law and anti-takeover provisions in our amended and restated articles of incorporation, amended and restated bylaws, stockholders agreement and other governance documents may impede or discourage a takeover or change of control and limit the power of our shareholders.
We are a Delaware corporation. Certain anti-takeover provisions of the General Corporation Law of the State of Delaware (the “DGCL”) impose restrictions on the ability of others to acquire control of us. In addition, certain provisions of our governance documents may impede or discourage a takeover. For example:
•vacancies occurring on our board can be filled only by our Board of Directors;
•increasing or decreasing the size of the Board of Directors will require the affirmative vote of at least 80% of the members of the Board of Directors at such time;
•prior to the first anniversary of September 27, 2024 (the “Closing Date”), Amentum Equityholder and certain affiliated transferees upon execution of a joinder agreement to the Stockholders Agreement (together with Amentum Equityholder, “Sponsor Stockholder”) must vote its Amentum common stock in favor of directors on the initial Board of Directors that were proposed by Jacobs and shall not seek, propose or vote its Amentum common stock in favor of the removal of such directors, other than for cause;
•prior to the second anniversary of the closing date, Sponsor Stockholder must vote its Amentum common stock in favor of the Executive Chair of the Board of Directors and shall not seek, propose or vote its Amentum common stock in favor of their removal, other than for cause;
•shareholders do not have the right to call a special meeting or to act by written consent;
•certain of the provisions in our amended and restated certificate of incorporation will require supermajority shareholder approval for amendments;
•shareholders will have to follow certain procedures and notice requirements in order to present certain proposals or nominate directors for election at shareholder meetings;
•our Stockholders Agreement prohibits, for three years following the closing of the RMT Transaction, amendments to our amended and restated certificate of incorporation and bylaws to provide our shareholders with proxy access rights; and
•our Board of Directors has the power to designate and issue, without any further vote or action by our shareholders, shares of preferred stock from time to time in one or more series.
In addition, we are subject to Section 203 of the DGCL, which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
These types of provisions, as well as our Stockholders Agreement, could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, shareholders may be limited in the ability to obtain a premium for their shares.
Our amended and restated certificate of incorporation designates certain courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a

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fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision applies to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.
Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may be costlier and may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our shareholders, although such shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts that currently cover our common stock downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

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USE OF PROCEEDS
All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling shareholder. We will not receive any proceeds from such sale.
One or more debt-for-equity exchange parties (or one or more of their respective affiliates) would be the selling shareholder and either such debt-for-equity exchange parties or one or more of their respective affiliates would also act as an underwriter in such offering. Because the selling shareholder in any such offering would be an underwriter or an affiliate of an underwriter, if such selling shareholder receives 5% or more of the net proceeds of such offering, such selling shareholder (in its capacity as an underwriter) or such affiliate of such selling shareholder acting as an underwriter would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, any such offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with any such offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, any such underwriter with a conflict of interest would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Plan of Distribution (Conflicts of Interest).”

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MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY
Market Price of Our Common Stock
Our common stock is listed on the NYSE under the symbol “AMTM”.
On              , 2025, the closing price of our common stock as reported on the NYSE was $                per share. As of               , 20     , there were               shares of our common stock outstanding, held of record by           holders.
Dividend Policy
We do not expect to declare or pay any cash dividends on our common stock. Any future determination as to the timing, declaration, amount and payment of any dividends will be within the discretion of our Board of Directors, and will depend upon, among other things, our financial condition, earnings, capital requirements of our operating subsidiaries, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by our Board of Directors, including legal and contractual restrictions. Moreover, if we determine to pay any dividends in the future, we cannot assure you that we will continue to pay such dividends or the amount of such dividends.

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SELLING SHAREHOLDER
All of the shares of our common stock being registered under this prospectus are currently beneficially owned by Jacobs. However, any offers and sales pursuant to this prospectus will involve a debt-for-equity exchange pursuant to which one or more debt-for-equity exchange parties will become the selling shareholder hereunder, as described below.
Jacobs or one or more of its subsidiaries will dispose of any or all of our common stock that it holds after the RMT Transaction (including shares of our common stock received pursuant to any post-closing adjustment to the merger consideration) through one or more distributions on a pro rata basis to Jacobs’ shareholders or exchanges for debt in accordance with the terms of the IRS private letter ruling received by Jacobs in connection with the RMT Transaction. Jacobs and/or one or more of its subsidiaries and a debt-for-equity exchange party will enter into an exchange agreement with respect to such shares exchanged for debt obligations of Jacobs. Pursuant to such exchange agreement, the debt-for-equity exchange parties, as principals for their own accounts, will exchange debt obligations of JEG or certain of its subsidiaries held by the debt-for-equity exchange parties for shares of our common stock beneficially owned by Jacobs. Any offers and sales pursuant to this prospectus will involve such a debt-for-equity exchange. Under U.S. federal securities laws, the debt-for-equity exchange parties will be deemed to be the selling shareholders and underwriters with respect to any shares of our common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. We will amend or supplement this prospectus to name such debt-for-equity exchange party or parties prior to any such offers or sales. Jacobs may also be deemed a selling shareholder in any such offering solely for U.S. federal securities laws purposes. See “Plan of Distribution (Conflicts of Interest).”
Jacobs has, to our knowledge, sole investment power with respect to          shares of our common stock as of the date of this prospectus (excluding shares of our common stock received pursuant to any post-closing adjustment to the merger consideration). Pursuant to the Registration Rights Agreement, Jacobs granted us, and caused each other direct or indirect subsidiary of Jacobs (including JEG) to the extent such subsidiary holds shares of our common stock retained in connection with the RMT Transaction to grant us, a proxy to vote the shares of our common stock owned by Jacobs and its subsidiaries in proportion to the votes cast by our other shareholders. As a result, Jacobs and its subsidiaries do not exercise voting power over any of the shares of our common stock that they beneficially own.
The information concerning the beneficial ownership of shares of common stock by Jacobs, as of          ,           included in this prospectus has been obtained from Jacobs and excludes shares of our common stock that may be received pursuant to any post-closing adjustment to the merger consideration. The shares beneficially owned by Jacobs reflected in the table below may be sold by the selling shareholder from time to time in one or more offerings described in this prospectus and any applicable prospectus supplement. The selling shareholder may sell all, some or none of the shares of common stock beneficially owned by it, and therefore we cannot estimate either the number or the percentage of shares of common stock that will be beneficially owned by Jacobs following any offering or sale hereunder.
As of                 , 20       ,                shares of our common stock are issued and outstanding, including shares of our common stock in escrow pending release in connection with post-closing adjustments to the merger consideration, but excluding (i)               shares of common stock reserved for issuance under our 2024 Stock Incentive Plan and (ii)                   shares of common stock available for purchase under our Employee Stock Purchase Plan. The percentage set forth in the table below is based on this share count.

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of our Common Stock Outstanding
Jacobs Solutions Inc.		%
The address of Jacobs is 1999 Bryan Street, Suite 3500, Dallas, Texas 75201. For information regarding certain material relationships between Jacobs and the Company, see “Certain Relationships and Related Person

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Transactions” incorporated by reference from our proxy statement into our 2024 Form 10-K incorporated by reference into this prospectus and the information in Note 4, “Acquisitions” in the notes to the combined audited financial statements in our 2024 Form 10-K, incorporated by reference into this prospectus.

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DESCRIPTION OF CAPITAL STOCK
The following briefly summarizes the material terms of our capital stock contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of our capital stock and documents and are subject to all the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and are qualified in their entirety by reference to these documents, which you should read for complete information on our capital stock. Our amended and restated certificate of incorporation and amended and restated bylaws are included as exhibits to the registration statement of which this prospectus forms a part. The following also summarizes certain relevant provisions of the DGCL. Amentum Holdings, Inc. and its wholly owned subsidiaries are referenced throughout as our “Company,” “we,” “us” or “our.”
Authorized Capital Stock
Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. As of           ,              , approximately              shares of our common stock are issued and outstanding and no shares of our preferred stock are issued and outstanding.
Common Stock
Voting Rights. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Our common shareholders are not entitled to cumulative voting in the election of directors. Unless a different vote is required by applicable law, the rules of any stock exchange upon which our securities are listed, any regulation applicable to us or our securities, or specifically required by our amended and restated certificate of incorporation or amended and restated bylaws, if a quorum exists at any meeting of shareholders, shareholders will have approved any matter (other than the election of directors, which is described below) if a majority of the voting power of shareholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. Subject to the rights of the holders of any future series of preferred stock to elect directors under specified circumstances, if a quorum exists at any meeting of shareholders, shareholders will have approved the election of a director if a majority (or, if the number of nominees exceeds the number of directors to be elected at such meeting of shareholders, a plurality) of the votes cast on such matter by shareholders present in person or represented by proxy at such meeting and entitled to vote for the election of such director are in favor of such election.
Dividend Rights. Subject to preferences that may be applicable to any shares of preferred stock that we may designate and issue in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.
Liquidation Rights. Upon liquidation, dissolution or winding up of our Company, holders of our common stock are entitled to receive their ratable share of the net assets of our Company available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.
Other Matters. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Our Board of Directors has the authority, subject to the limitations imposed by Delaware law, the NYSE’s listing rules and our amended and restated certificate of incorporation, without any further vote or action by our

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shareholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and relative, participating, optional and other special rights of the shares of each series, including:
•dividend rates;
•conversion rights;
•designation and voting rights;
•terms of repurchase or redemption, including any restrictions on repurchase or redemption as a result of arrearage in the payment of dividends or sinking fund installments;
•liquidation preferences;
•sinking fund terms; and
•the number of shares constituting each series.
Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.
Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock, and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
There are no current agreements or understandings with respect to the issuance of preferred stock, and our Board of Directors has no present intentions to issue any shares of preferred stock.
Certain Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws, the Stockholders Agreement and Delaware Law
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, our Stockholders Agreement and the DGCL may discourage or make more difficult a takeover attempt that a shareholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our shareholders, and outweigh any potential disadvantage of discouraging those proposals.
Authorized but Unissued Shares of Capital Stock
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to the applicable provisions of the DGCL and rules of the NYSE.
These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.

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Board Vacancies and Board Size
Except as set forth below, our amended and restated certificate of incorporation and amended and restated bylaws provide that any vacancies, including any newly created directorships, on our Board of Directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of preferred stock). In addition, the number of directors constituting our Board of Directors are permitted to be set only by a resolution adopted by the affirmative vote of at least 80% of the members of the Board of Directors at such time; provided that the number of directors will not be fewer than three and not greater than 21 directors as is provided by our amended and restated certificate of incorporation. These provisions prevent a shareholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board of Directors and promotes continuity of management.
If at any time prior to the second anniversary of the Closing Date, the Executive Chair becomes unable to serve as the Executive Chair of the Board of Directors, a majority of the directors initially identified by Jacobs for election or appointment to the Board of Directors (each, a “Jacobs Designated Director”) then serving on the Nominating and Governance Committee may, by affirmative vote, select another member of the Board of Directors to serve as a non-executive Chair of the Board of Directors until the second anniversary of the Closing Date.
No Cumulative Voting
Under the DGCL, shareholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Director Removal
Except as set forth below, our amended and restated certificate of incorporation provides that shareholders may remove directors with or without cause by the affirmative vote of holders of at least a majority of the voting power of our then outstanding capital stock. Prior to September 27, 2025 (or, in the case of the Executive Chair of the Board of Directors, September 27, 2026), Sponsor Stockholder shall vote its Company common stock in favor of all Jacobs Designated Directors and shall not seek, propose or vote its Company common stock in favor of the removal of any Jacobs Designated Director from the Board, other than for cause.
Shareholder Action and Special Meetings of Shareholders
Our amended and restated certificate of incorporation provides that our shareholders may not take action by written consent, but may only take action at annual or special meetings of our shareholders. As a result, a holder controlling a majority of our capital stock is not able to amend our amended and restated bylaws or remove directors without holding a meeting of our shareholders called in accordance with our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that special meetings of our shareholders may be called only by a majority of our Board of Directors, thus prohibiting a shareholder from calling a special meeting. These provisions may delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors at our annual meeting of shareholders, and also specify certain procedural requirements regarding the form, content and timing of such notice. Specifically, such notice must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the shareholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to our Board of Directors. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not

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followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Amendment of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders requires the affirmative vote of the Board of Directors or holders of at least a majority of voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that certain specified provisions in our amended and restated certificate of incorporation may be amended, altered, rescinded or repealed only by the affirmative vote of the holders of at least 66 2/3% of voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.
Our Stockholders Agreement prohibits, until September 27, 2027, amendments to our amended and restated certificate of incorporation and bylaws to provide the shareholders of our Company with proxy access rights, unless we receive the prior written consent of Sponsor Stockholder.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the time that such shareholder became an interested stockholder, unless:
•prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested stockholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 of the DGCL defines a “business combination” to include mergers, asset sales and other similar transactions and an “interested stockholder” as a person who, together with affiliates and associates, beneficially owns, or within three years did beneficially own, 15% or more of the corporation’s outstanding voting stock. We have not “opted out” of, and are subject to, Section 203 of the DGCL and these provisions may have the effect of delaying, deferring or preventing changes in control of us.
Certain Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our shareholders have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, shareholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount

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determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Shareholders’ Derivative Actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law. To bring such an action, the shareholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision does not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.
Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and to have consented to the foregoing provisions; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may be costlier and may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our shareholders, although such shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers, to the fullest extent permitted by the DGCL, for monetary damages for breach of their fiduciary duties as directors or officers. Such limitation does not apply to (i) any breach of a director or officer’s duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) a director for any unlawful payment of a dividend or unlawful stock repurchase or redemption, pursuant to Section 174 of the DGCL, (iv) any transaction from which such director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
a director’s breach of his or her duty of care. Any amendment to, or repeal of, these provisions do not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.
Our amended and restated bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of our Company, or, while a director or officer of our Company, at the request of our Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, liabilities and other losses reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we have entered into indemnification agreements with each of our directors pursuant to which we have agreed to indemnify each such director to the fullest extent permitted by the DGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Corporate Opportunity
Our amended and restated certificate of incorporation and Stockholders Agreement renounce any interest or expectancy in specified business opportunities or specified classes or categories of business opportunities, such that a director of our Company who also serves as a director, officer or employee of Amentum Equityholder or its affiliates may pursue certain business opportunities of which they become aware.
Listing
Our shares of common stock are listed on the NYSE under the symbol “AMTM.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
The selling shareholder identified in this prospectus or any applicable prospectus supplement may offer, from time to time, up to an aggregate of            shares of our common stock. We are registering such shares, which are currently beneficially owned by Jacobs, under the terms of the Registration Rights Agreement. We will not receive any of the proceeds from the sale of such shares of our common stock by the selling shareholder. We are not selling any shares of our common stock under this prospectus.
All or a portion of the shares of our common stock described in this prospectus from time to time in the future may be sold directly to purchasers, or through underwriters or broker-dealers (or affiliates thereof), who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
Jacobs or one or more of its subsidiaries will dispose of any or all of our common stock that it holds after the RMT Transaction (including shares of our common stock received pursuant to any post-closing adjustment to the merger consideration) through one or more distributions on a pro rata basis to Jacobs’ shareholders or exchanges for debt in accordance with the terms of the IRS private letter ruling received by Jacobs in connection with the RMT Transaction. Jacobs and/or one or more of its subsidiaries and one or more debt-for-equity exchange parties will enter into an exchange agreement with respect to such shares exchanged for debt obligations of Jacobs. Pursuant to such exchange agreement, the debt-for-equity exchange parties, as principals for their own account, will exchange debt obligations of JEG or certain of its subsidiaries held by the debt-for-equity exchange parties for shares of our common stock beneficially owned by Jacobs. Any offers and sales pursuant to this prospectus will involve such a debt-for-equity exchange. Under U.S. federal securities laws, the debt-for-equity exchange parties will be deemed to be the selling shareholders and underwriters with respect to any shares of our common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. We will amend or supplement this prospectus to name such debt-for-equity exchange party or parties prior to any such offers or sales. Jacobs may also be deemed a selling shareholder in any such offering solely for U.S. federal securities laws purposes.
The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling shareholder may use any one or more of the following methods when selling shares:
•on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including the NYSE, in the case of the common stock;
•in the over-the-counter market;
•in transactions otherwise than on these exchanges or services or in the over-the-counter market;
•through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
•a debt-for-equity exchange;
•privately negotiated transactions;
•settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;
•broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(a)(1) of the Securities Act may be sold under such rules or section rather than pursuant to this prospectus or a prospectus supplement, subject to any restriction on transfer contained in the Registration Rights Agreement.
If the selling shareholder uses an underwriter or underwriters for any offering, we will amend or supplement this prospectus to name them and set forth the terms of the offering and, except to the extent otherwise set forth in this prospectus or such prospectus supplement, as applicable, the selling shareholder will agree in an underwriting agreement to sell to the underwriters, and the underwriters will agree to purchase from the selling shareholder, the number of shares of our common stock set forth in this prospectus or such prospectus supplement, as applicable. It is expected that the underwriters’ obligation under the underwriting agreement will be conditioned on the consummation of the debt-for-equity exchange. Any such underwriters may offer the shares of our common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.
The underwriters may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriters may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling shareholder. In connection with an underwritten offering or debt-for-equity exchange, subject to certain exceptions, we may agree not to, and in such case would use reasonable best efforts to obtain agreements from our directors and executive officers not to, directly or indirectly, offer, transfer or pledge, or contract to transfer or pledge, any of our equity securities for a period of time after such offering. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
In connection with an underwritten offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A covered short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. Naked short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
The selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling shareholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling shareholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.
The aggregate proceeds to the selling shareholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.
In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling shareholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
There can be no assurance that the selling shareholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.
At the time a particular offering of the shares is made, an amendment or supplement to this prospectus will set forth the name of the selling shareholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling shareholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.
We have agreed to indemnify the selling shareholder against certain liabilities, including certain liabilities under the Securities Act. We expect to pay all reasonably incurred, out-of-pocket registration and filing fees, printing costs and fees and expenses of our and Jacobs’ legal counsel, accountants and certain other service providers. It is expected that the debt-for-equity exchange parties, agents or underwriters will pay their own expenses in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement, and no such expenses will be paid for or reimbursed directly by us or Jacobs. Agents and underwriters may be entitled to indemnification by us and the selling shareholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.
The estimated offering expenses payable by us, in addition to any underwriting discounts and certain fees that will be paid by the selling shareholder, will be described in an amendment or supplement to this prospectus.
Conflicts of Interest
One or more debt-for-equity exchange parties (or one or more of their respective affiliates) would be the selling shareholder and either such debt-for-equity exchange parties or one or more of their respective affiliates would also act as an underwriter in such offering. Because the selling shareholder in any such offering would be an underwriter or an affiliate of an underwriter, if such selling shareholder receives 5% or more of the net proceeds of such offering, such selling shareholder (in its capacity as an underwriter) or such affiliate of such selling shareholder acting as an underwriter would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, any such offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with any such offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, any such underwriter with a conflict of interest would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock offered by this prospectus, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.
The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS”, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that acquire our common stock in this offering and hold it as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt entities or governmental entities;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that at any time own (or are deemed to own) or have (or are deemed to have) owned more than five percent (by vote or value) of our common stock (except to the extent specifically set forth below); and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of such partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL (INCLUDING ESTATE OR GIFT TAXES) TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
Any distributions of cash or property (other than certain distributions of our stock) on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes (generally any portion of a distribution that exceeds our current and accumulated earnings and profits), will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (determined separately with respect to each share of our common stock), but not below zero. Any excess will be treated as gain on the sale of our common stock as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the availability of a refund on any excess U.S. federal tax withheld.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, unless an applicable income tax treaty provides otherwise, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder generally must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
trade or business within the United States. Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
The foregoing discussion is subject to the discussion below under “Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts.”
Sale or Other Taxable Disposition
Subject to the discussion below under “Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
If our common stock constitutes a USRPI, a Non-U.S. Holder will be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our common stock on a net income basis at the regular graduated rates applicable to United States persons. Our common stock will constitute a USRPI if we have been a USRPHC for U.S. federal income tax purposes at any time within the shorter of (x) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (y) the Non-U.S. Holder’s holding period for the shares of our common stock. We have not determined whether we are, or have ever been, a USRPHC. Even if we are or become a USRPHC, however, as long as our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, such common stock will be treated as USRPI only if the Non-U.S. Holder actually or constructively hold more than 5% of our common stock at any time during the shorter of the five-year period preceding the Non-U.S. Holder’s disposition of, or the Non-U.S. Holder’s holding period for, our common stock so disposed.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable IRS form, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.
In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through a non-U.S. office of a U.S. broker or a non-U.S. broker with specified connections to the United States generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker without specified connections to the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), regardless of whether such recipient is acting as an intermediary or a beneficial owner, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Amentum Holdings, Inc.
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EXPERTS
The consolidated financial statements of Amentum Holdings, Inc. appearing in Amentum Holdings, Inc.’s Annual Report (Form 10-K) for the year ended September 27, 2024 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The combined balance sheets of the Critical Mission Solutions and the Cyber & Intelligence Businesses of Jacobs as of September 29, 2023 and September 30, 2022, and the related combined statements of operations, comprehensive income, equity and cash flows for each of the three fiscal years in the period ended September 29, 2023, including the related notes (collectively referred to as the “combined financial statements”) incorporated by reference in this prospectus and the registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.
LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP. Jacobs is being represented in connection with any offering by Sullivan & Cromwell LLP. Certain legal matters in connection with any underwritten offering will be passed upon for the underwriters by Milbank LLP or such other counsel as is named in the applicable prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov. Our SEC filings are also available to the public free of charge on the investor relations portion of our website located at https://www.amentum.com. Information on our website or the SEC’s website is not incorporated by reference herein and is not otherwise intended to be part of this prospectus, except as expressly described under “Incorporation by Reference.”

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
INCORPORATION BY REFERENCE
We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):
•our Annual Report on Form 10-K for the fiscal year ended September 27, 2024, filed with the SEC on December 17, 2024;
•the audited combined financial statements and unaudited condensed combined financial statements of the Critical Missions Solutions and Cyber & Intelligence Businesses of Jacobs and related notes thereto and reports thereon included in pages F-2 through F-51 of Exhibit 99.1 of Amendment No. 4 to our effective Registration Statement on Form 10, filed with the SEC on September 13, 2024;
•the portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 21, 2025, that are incorporated by reference into our 2024 Annual Report on Form 10-K for the year ended September 27, 2024; and
•our Current Reports on Form 8-K filed with the SEC on September 27, 2024, October 3, 2024 (two filings), and November 13, 2024 (other than, in each case, any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules).
Any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement.
The reports and documents incorporated by reference into this prospectus are available to the public free of charge on the investor relations portion of our website located at https://www.amentum.com. The information contained on our website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.
We also hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address or telephone number:
Amentum Holdings, Inc.
Attention: Investor Relations
4800 Westfields Blvd., Suite #400
Chantilly, Virginia 20151
(703) 579-0410

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

Up to          Shares
AMENTUM HOLDINGS, INC.
Common Stock

PROSPECTUS

               , 2025

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following is a statement of estimated expenses in connection with the offering described in this registration statement. All expenses incurred with respect to the registration of the common stock will be borne by us. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$
Printing Expenses*
Legal Fees and Expenses*
Accounting Fees and Expenses*
Miscellaneous Expenses*
Total	$
__________________
*Estimated solely for the purpose of this Item. Actual expenses may vary.
Item 14.    Indemnification of Directors and Officers.
Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers, to the fullest extent permitted by the DGCL, for monetary damages for breach of their fiduciary duties as directors or officers. Such limitations do not apply to (i) any breach of a director or officer’s duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for any unlawful payment of a dividend or unlawful stock repurchase or redemption, pursuant to Section 174 of the DGCL, (iv) any transaction from which such director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.
In addition, our amended and restated bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Amentum, or, while a director or officer of Amentum, at the request of Amentum, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, liabilities and other losses reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our bylaws also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.
In addition, we have entered into indemnification agreements with each of our directors pursuant to which we have agreed to indemnify each such director to the fullest extent permitted by the DGCL.
The limitation of liability and indemnification provisions included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we entered into with our directors may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions do not limit or eliminate our rights, or those of any shareholder, to seek

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.
We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Amentum.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Item 15.    Recent Sales of Unregistered Securities.
On November 17, 2023, we issued 100 shares of our common stock, $0.01 par value per share, to a subsidiary of Jacobs pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.
Item 16.    Exhibits and Financial Statement Schedules.
(a)Exhibits
The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.
(b)Financial statement schedules
All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto incorporated by reference herein.
Item 17.    Undertakings.
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(6)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Exhibit No.

1.1	Form of Underwriting Agreement. †

2.1	Agreement and Plan of Merger, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP.	10	September 13, 2024	2.1

2.2	Amendment to Agreement and Plan of Merger, dated August 26, 2024, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP.	10	September 13, 2024	2.2.

2.3	Separation and Distribution Agreement, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP.	10	September 13, 2024	2.3

3.1	Amended and Restated Certificate of Incorporation of Amentum Holdings, Inc.	8-K	October 3, 2024	3.1

3.2	Amended and Restated By-laws of Amentum Holdings, Inc.	8-K	October 3, 2024	3.2

4.1	Indenture, dated as of August 13, 2024, between Amentum Escrow Corporation and U.S. Bank Trust Company, National Association, as trustee.	8-K/A	October 3, 2024	4.1

4.2	Form of 7.250% Senior Note due 2032 (included in Exhibit 4.1).	8-K/A	October 3, 2024	4.2

4.3	First Supplemental Indenture, dated as of September 27, 2024, between the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.	8-K/A	October 3, 2024	4.3

4.4	Second Supplemental Indenture, dated as of September 27, 2024, between Amazon Holdco Inc. and U.S. Bank Trust Company, National Association, as trustee.	8-K/A	October 3, 2024	4.4

5.1	Opinion of Cravath, Swaine & Moore LLP. †

10.1	Credit Agreement, dated as of September 27, 2024, by and among Amentum Holdings, Inc. (as successor in interest to Amentum Parent Holdings LLC), the borrowing subsidiaries from time to time party thereto, the lenders from time to time party hereto and JPMorgan Chase Bank, N.A., as administrative agent.	8-K/A	October 3, 2024	10.1

10.2	Transition Services Agreement by and between Jacobs Solutions Inc. and Amazon Holdco Inc.	8-K	October 3, 2024	10.2

10.3	Project Services Agreement by and between Jacobs Solutions Inc. and Amazon Holdco Inc.	8-K	October 3, 2024	10.3

10.4	Tax Matters Agreement by and between Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parents Holdings LLC and Amentum Joint Venture LP.	8-K	October 3, 2024	10.4

10.5	Registration Rights Agreement by and between Amazon Holdco Inc. and Jacobs Solutions Inc.	8-K	October 3, 2024	10.5

10.6	Stockholders Agreement by and between Amazon Holdco Inc. and Amentum Joint Venture LP.	8-K	October 3, 2024	10.6

10.7	Form of Indemnification Agreement.	8-K	October 3, 2024	10.7

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Exhibit No.

10.8	Amentum Holdings, Inc. 2024 Stock Incentive Plan *	8-K	October 3, 2024	10.8

10.9	Amentum Holdings, Inc. Employee Stock Purchase Plan *	8-K	October 3, 2024	10.9

10.10	Jacobs Technology Inc. Executive Deferral Plan *	8-K	October 3, 2024	10.10

10.11	Amentum Holdings, Inc. Severance Plan for Key Employees *	8-K	November 13, 2024	10.1

10.12	Form of Restricted Stock Unit Award Agreement for grants under the Amentum Holdings, Inc. 2024 Stock Incentive Plan *	8-K	November 13, 2024	10.2

10.13	Form of Non-Employee Director Restricted Stock Unit Award Agreement for grants under the Amentum Holdings, Inc. 2024 Stock Incentive Plan *	8-K	November 13, 2024	10.3

10.14	Form of Performance Share Unit Award Agreement for grants under the Amentum Holdings, Inc. 2024 Stock Incentive Plan *	8-K	November 13, 2024	10.4

10.15	Employment Agreement by and between Steven J. Demetriou and Amentum Holdings, Inc. *	8-K	November 13, 2024	10.5

10.16	Employment Agreement by and between John E. Heller and Amentum Holdings, Inc. *	8-K	November 13, 2024	10.6

10.17	Employment Agreement by and between Travis B. Johnson and Amentum Holdings, Inc. *	8-K	November 13, 2024	10.7

10.18	Employment Agreement by and between Stephen Arnette and Amentum Holdings, Inc. *	8-K	November 13, 2024	10.8

10.19	Employee Matters Agreement, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc. and Amentum Parent Holdings LLC.	10	September 13, 2024	10.1

21.1	Subsidiaries of the Registrant.	10-K	December 17, 2024	21.1

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Amentum Holdings, Inc. †

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for Critical Missions Solutions and Cyber & Intelligence Businesses. †

23.3	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1). †

24.1	Power of Attorney (contained on signature page hereto). †

107	Filing Fee Table. †
__________________
*Denotes a management contract, compensatory plan, or arrangement
†To be filed by amendment.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on            , 2025.

AMENTUM HOLDINGS, INC.,

By
Name:
Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each director whose signature appears below constitutes and appoints Travis B. Johnson and Paul W. Cobb, Jr., and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Confidential Treatment Requested by Amentum Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director (Principal Executive Officer)	, 2025
John Heller

	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	, 2025
Travis B. Johnson

, 2025
Steven J. Demetriou	Executive Chair and Director

, 2025
Benjamin Dickson	Director

, 2025
General Vincent K. Brooks	Director

, 2025
General Ralph E. Eberhart	Director

, 2025
Alan E. Goldberg	Director

, 2025
S. Leslie Ireland	Director

, 2025
Barbara L. Loughran	Director

, 2025
Sandra E. Rowland	Director

, 2025
Christopher M.T. Thompson	Director

, 2025
Russell Triedman	Director

, 2025
John Vollmer	Director

, 2025
Connor Wentzell	Director